EXHIBIT 1

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT, dated as of January 14, 2010 (this “Agreement”), among Shiseido Company, Limited, a corporation organized under the laws of Japan (“Parent”), Shiseido Americas Corporation, a Delaware corporation (“Managing Member”), Blush Holdings, LLC, a Delaware limited liability and an indirect subsidiary of Parent (“Holdings”), Blush Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), Leslie A. Blodgett (“Executive”), and the other stockholder whose name appears on the signature pages of this Agreement (together with Executive, each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, as of the date hereof and except as set forth in Section 5 hereto, each Stockholder represents and warrants to Parent that it owns of record and beneficially and has good, valid and marketable title to, free and clear of any Lien, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement, and has the sole power to vote and full right, power and authority to sell, transfer and deliver, the number of shares of common stock, par value $.001 per share (“Company Common Stock”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), as is set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, Parent, Purchaser and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the “Merger Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a draft of which has been made available to each Stockholder, which provides, upon the terms and subject to the conditions thereof, for the Purchaser to commence a tender offer for all of the issued and outstanding shares of Company Common Stock of the Company (the “Offer”) and the subsequent merger of Purchaser with and into the Company (the “Merger”); and

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, any Shares held by Stockholders which do not constitute Contribution Shares (as defined below) will be converted automatically, without any additional action on the part of Stockholders, into the right to receive the Per Share Amount.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Stockholders hereby agree as follows:

1. Non-Tender of Shares. Each Stockholder hereby agrees that such Stockholder shall not tender, or cause to be tendered, in the Offer, any of its Shares pursuant to the terms of the Offer.

2. Identification of Contribution Shares. Each Stockholder hereby designates that number of shares of Company Common Stock set forth opposite such Stockholder’s name on Exhibit A hereto in the column marked “Contribution Shares” (the “Contribution Shares”) as shares that they desire to be exchanged for such membership units of Holdings set forth in Section 4 below.

3. Contributions. Subject to Section 5 and Section 14 hereof, immediately following the acceptance of shares of Company Common Stock for payment pursuant to the Offer, and without further action by the Stockholders, all of the Stockholders’ right, title and interest in and to the Contribution Shares will be assigned, transferred and delivered to Holdings free and clear of all liens (the “Stockholders Contribution”). Subject to Section 5 and Section 14 hereof, immediately following the acceptance of shares of Company Common Stock for payment pursuant to the Offer, and without further action by the Stockholders, Parent hereby agrees to cause Managing Member, or another direct or indirect wholly-owned subsidiary of Shiseido, to contribute to Holdings sufficient cash in order to permit it to pay the Per Share Amount on Shares held by the Stockholders that do not constitute Contribution Shares and to make the payment contemplated by Section 4.2 of the LLC Agreement (the

“Shiseido Contribution” and, together with the Stockholders Contribution, the “Contributions” and each a “Contribution”).

4. Issuance of Membership Units.

(a) As consideration for the assignment, transfer and delivery of the Contribution Shares pursuant to Section 3, Holdings will issue a total of three (3) Class II Units of Holdings, having the terms, conditions, rights and obligations set forth in the LLC Agreement (as defined below) (the “Class II Units”) to the Stockholders. Such three (3) Class II Units shall be issued in the name of the respective Stockholders in amounts to be mutually agreed upon by Holdings and the Stockholders prior to the acceptance of shares of Company Common Stock for payment pursuant to the Offer as contemplated by the Merger Agreement. The Stockholders hereby acknowledge and agree that receipt of the Class II Units shall constitute complete satisfaction of all obligations or any other sums due to the Stockholders with respect to the Contribution Shares.

(b) As consideration for the payment of the Shiseido Contribution pursuant to Section 3, Holdings will issue a total of 100 Class I Units of Holdings, having the terms, conditions, rights and obligations set forth in the LLC Agreement (the “Class I Units”) to Managing Member, or such other direct or indirect wholly-owned subsidiary of Parent which makes the Shiseido Contribution (it being understood that whichever entity makes the Shiseido Contribution will be the initial Managing Member under the LLC Agreement). Parent and Managing Member hereby acknowledges and agrees that receipt of the Class I Units shall constitute complete satisfaction of all obligations or any other sums due to Managing Member with respect to the Shiseido Contribution.

5. Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place immediately following the acceptance of shares of Company Common Stock for payment pursuant to the Offer, and is conditioned upon acceptance of such shares for payment pursuant to the Offer; provided, however, that (i) the obligation of the Stockholders to proceed to Closing is expressly conditioned on the truth and accuracy of the Parent’s representations and warranties in Section 11 hereof as of such time and (ii) the obligation of Parent to proceed to Closing is expressly conditioned on the truth and accuracy of each of the Stockholder’s representations and warranties in Section 12 hereof and in the LLC Agreement as of such time. Each of the Contributions shall be deemed to have occurred simultaneously at the Closing.

6. LLC Agreement. Immediately prior to the Closing, Holdings, Managing Member and the Stockholders agree to enter into an Amended and Restated LLC Agreement in the form attached hereto as Exhibit B, for the purpose of governing the affairs of, and the conduct of the business of Holdings (the “LLC Agreement”). Contemporaneously with the execution of this Agreement, Stockholders have delivered to Holdings a copy of the LLC Agreement executed by each of the Stockholders to be held by Holdings until the Closing (it being understood that the LLC Agreement shall no operative effect until the Closing has occurred).

7. Guarantees. Shiseido hereby unconditionally guarantees to the Stockholders the full and complete payment of the Shiseido Contribution pursuant to the terms of this Agreement, subject to the same conditions of such contribution. Shiseido hereby also agrees to enter into a guarantee simultaneously with the execution of the LLC Agreement, and agrees to cause the Company to enter into a guarantee, each in the form attached hereto as Exhibit C, guaranteeing to the Stockholders the full and complete payment and discharge of the payment obligations of Holdings to the Stockholders under the LLC Agreement.

8. Irrevocable Election. The execution of this Agreement by the Stockholders evidences, subject to Section 14 hereof, the irrevocable election and agreement by the Stockholders to contribute the Contribution Shares in exchange for the Class II Units at the Closing on the terms and conditions set forth herein. In furtherance of the foregoing, each Stockholder agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (d)

take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing its obligations hereunder.

9. Voting; Grant of Proxy. Each Stockholder, by this Agreement, with respect to its Shares, shall, or shall cause the holder of record on any applicable record date to, vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Stockholder’s Shares (a) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Takeover Proposal) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement which are considered and voted upon by the stockholders of the Company. In order to secure the performance of such Stockholder’s obligations under this Agreement, by entering into this Agreement, such Stockholder hereby grants an irrevocable proxy to Parent (and agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to express consent or dissent, or otherwise utilize such voting power solely in the manner described in the immediately preceding sentence. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST, EXCEPT THAT SUCH PROXY SHALL BE REVOKED AUTOMATICALLY, WITHOUT NOTICE OR OTHER ACTION BY ANY PERSON, UPON THE TERMINATION OF THIS AGREEMENT. Each Stockholder shall retain at all times the right to vote such Stockholder’s Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in the first sentence of this Section 2 that are at any time or from time to time presented for consideration to the Company’s stockholders. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

10. No Solicitation of Transactions. None of the Stockholders shall, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal; provided, however, that nothing in this Section 10 shall prevent the Stockholder, in its capacity as a director or executive officer of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each Stockholder shall, and shall direct or cause its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. Each Stockholder shall promptly advise Parent orally and in writing after the receipt by any Stockholder of (a) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (b) any changes in any such Takeover Proposal or request.

11. Representations and Warranties of the Stockholders. Each Stockholder hereby severally represents and warrants to Parent, Managing Member, Holdings and Purchaser as follows:

(a) Such Stockholder has all necessary capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, Managing Member, Holdings and Purchaser, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, (i) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any Law applicable to such Stockholder or by which the Shares of such Stockholder are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under any agreement affecting the Shares to which such Stockholder is a party, or give to others any right of termination, amendment, acceleration or cancellation of any such agreement, or result in the creation of a Lien or other encumbrance on the Shares of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(c) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act.

(d) Such Stockholder is acquiring the Class II Units for its own account and not with a view to the resale or distribution thereof.

(e) Such Stockholder is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act.

(f) The Nonmanaging Member understands and acknowledges that the Class II Units have not been registered for sale under the Securities Act or qualified under any state securities or blue sky laws and may not be offered, sold or otherwise transferred in the absence of such registration or an applicable exemption therefrom.

(g) Such Stockholder is fully familiar with the nature of the investment in Holdings, the speculative and financial risks thereby assumed, and the uncertainty with respect to the timing and amounts of payments to be made by Holdings. Such Stockholder does not desire any further information which may be available with respect to these matters and has had a sufficient opportunity to review the matters that it believes to be important in deciding whether to acquire the Class II Units.

12. Representations of Parent, Managing Member, Holdings and Purchaser. Each of Parent, Managing Member, Holdings and Purchaser hereby severally represents and warrants to Stockholder as follows:

(a) Each of Parent, Managing Member, Holdings and Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation (to the extent that such concepts are recognized in such jurisdiction). Each of Parent, Managing Member, Holdings and Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Managing Member, Holdings and Purchaser and the consummation by Parent, Managing Member, Holdings and Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, Managing Member, Holdings and Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent, Managing Member, Holdings and Purchaser and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent, Managing Member, Holdings and Purchaser, enforceable against Parent, Managing Member, Holdings and Purchaser in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) The execution and delivery of this Agreement by Parent, Managing Member, Holdings and Purchaser do not, and the performance of this Agreement by Parent, Managing Member, Holdings and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act, the HSR Act, any Foreign Antitrust Laws, the Japanese Foreign Exchange and Trade Act (Gaitame-hou) and the rules and regulations of the

Tokyo Stock Exchange.

13. Information for Offer Documents and Proxy Statement; Disclosure. Each Stockholder represents and warrants to Parent and Purchaser that none of the information relating to such Stockholder or such Stockholder’s immediate family or beneficiaries provided by or on behalf of such Stockholder or such Stockholder’s immediately family or beneficiaries for inclusion in the Offer Documents, Schedule 14D-9 or Proxy Statement will, at the respective times the Offer Documents, Schedule 14D-9 or Proxy Statement are filed with the SEC or are first published, sent or given to Stockholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Stockholder authorizes and agrees to permit Parent and Purchaser to publish and disclose in the Offer Documents and the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable Law.

14. Termination. The obligations of the Stockholders under this Agreement shall terminate upon the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall have been terminated. Each Stockholder shall have the right to terminate this Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement. Nothing in this Section 14 shall relieve any party of liability for any breach of this Agreement.

15. Tax Treatment. The parties agree to treat the contribution of Company Common Stock taken together with the contribution of cash by Managing Member for U.S. federal income tax purposes as exchanges that qualify under the provisions of Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

16. Further Assurances. From time to time, as and when requested by Holdings, the Stockholders will execute and deliver, or cause to be executed and delivered, all such documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

17. Miscellaneous.

(a) Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international courier (providing proof of delivery) or by e-mail to the respective parties at their addresses or e-mail addresses specified on the signature page of this Agreement.

(c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

(d) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(e) Assignment; Binding Effect; Etc. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations; this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, and further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(g) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State. Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

(h) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) Further Assurances. From time to time, at the request of Parent, in the case of any Stockholder, or at the request of the Stockholders, in the case of Parent and Purchaser, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(j) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable law any and all right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

(k) Public Announcements. Prior to the Closing, none of Parent, Purchaser or the Stockholders shall issue any press release or make any other public statement with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of each party hereto, other than such announcements as are required by applicable Laws and/or as are required in order to comply with the rules and regulations of the Exchange Act or Securities Act; provided that Parent and Purchaser may refer to this Agreement in a press release to be issued jointly with the Company on the date of the execution of the Merger Agreement announcing the execution of the Merger Agreement.

(l) Not Binding in Other Capacities. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Stockholders are each entering into this Agreement solely in their respective capacities as a stockholder of the Company and nothing in this Agreement shall be construed to prohibit or restrict any Stockholder or any trustee of any Stockholder from taking any action in his or her capacity as an officer or member of the Board of Directors of the Company (or any committee thereof) or, subject to the limitations (and consequences of such actions) set forth in the Merger Agreement, from taking any action with respect to any Takeover Proposal as an officer or member of the Board of Directors of the Company to the extent permitted by the Merger Agreement or deemed advisable in order to fulfill his fiduciary duties under applicable Law.

[Signature Pages Immediately Follow.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHISEIDO COMPANY, LIMITED

/s/ SHINZO MAEDA
Name:	Shinzo Maeda
Title:	President & Chief Executive Officer
Address:	1-6-2, Higashi-shimbashi, Minato-ku,
Tokyo 105-8310 Japan

SHISEIDO AMERICAS CORPORATION

/s/ SHOJI TAKAHASHI
Name:	Shoji Takahashi
Title:	Chairman and Chief Executive Officer
Address:	100 Tokeneke Road, Darien, CT 06820

BLUSH HOLDINGS, LLC

BY: SHISEIDO AMERICAS CORPORATION, its sole member

/s/ JOSEPH S. KENDY, JR.
Name:	Joseph S. Kendy, Jr.
Title:	Senior Vice President and General Counsel
Address:	100 Tokeneke Road, Darien, CT 06820

BLUSH ACQUISITION CORPORATION

/s/ JOSEPH S. KENDY, JR.
Name:	Joseph S. Kendy, Jr.
Title:	Secretary
Address:	100 Tokeneke Road, Darien, CT 06820

[Signature Page to the Contribution Agreement]

STOCKHOLDERS

LESLIE A. BLODGETT

/s/ LESLIE A. BLODGETT
Address:	71 Stevenson Street, 22nd Floor, San Francisco, CA 94105

BLODGETT FAMILY TRUST DATED JUNE 7, 2004

/s/ LESLIE A. BLODGETT
Name:	Leslie A. Blodgett
Address:	Trustee

[Signature Page to the Contribution Agreement]

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Shares of Company Common Stock Owned Beneficially and of Record	Contribution Shares
Leslie A. Blodgett	889,728	0
Blodgett Family Trust dated June 7, 2004	4,710,963	4,710,963